

January 10, 2011

Richard Shields
Chief Financial Officer
Washington Banking Company
450 SW Bayshore Drive
Oak Harbor, Washington 98277

  Re: **Washington Banking Company**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 12, 2010
    Form 10-Q for the Quarters Ended March 31, 2010
    Filed May 7, 2010
    Form 10-Q for the Fiscal Quarter Ended June 30, 2010
    Filed August 6, 2010
    Form 10-Q for the Fiscal Quarter Ended September 30, 2010
    Filed November 9, 2010
    File No. 000-24503

Dear Mr. Shields:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Amit Pande
       Accounting Branch Chief